HealthAdvance

685 Citadel Drive East - Suite 290 | Colorado Springs, CO, 80909 | 719-466-6699

June 12, 2017

Jordan Starkman

Email: jordanstarkman@me.com
jordanstarkman@gmail.com

Re: Cease and Desist Notice

Dear Jordan Starkman:

The is your official notice to cease and desist activities and actions regarding Health Advance, Inc. (hereafter referred to as the "Company") as follows:

1. Any Company filings, submissions, or communication via electronic transmission or in person, that would be considered a misrepresentation, purportedly of indirectly representing yourself as a principal, director, or owner of the Company.

2. Correspondence with employees, affiliates, and stakeholders with the Company, as stated in the Leave of Absence Notice approved and issued by the Control Stock Committee to the Board of Directors ("CSC") on April 19, 2017.

This will serve as your legal notice to cease and desist all further actions described above. You are hereby instructed to comply with this letter immediately or face legal sanctions under applicable National and Local laws of Ontario, Canada and Wyoming, United States.

Please give this very important matter the utmost attention.

Sincerely,

DocuSigned by:
Greg Shusterman
Gregory Shusterman

Chairman of the Board of Directors - Health Advance, Inc.

CC: Christian Diesveld; Wendell Abraham, Managing Director - Micro Medtech Ltd.